March 24, 2006


      Mail Stop 4561

Robert S. Taubman
Chairman of the Board, President and Chief Executive Officer
Taubman Centers, Inc.
200 East Long Lake Road
Suite 300, P.O. Box 200
Bloomfield Hills, MI

      Re:	Taubman Centers, Inc.
		Form 10-K for the year ended December 31, 2005
      Filed March 1, 2006
      File No. 1-11530

Dear Mr. Taubman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

Reconciliation of Net Income (Loss) to Funds from Operations, page
34

1. We note that you have presented funds from operations - TRG and beneficial interest in EBITDA - TRG. Since TRG`s (operating partnership) net income is not presented in the financial statements it is not appropriate to present to such a measure. Please revise both measures to reconcile Funds from operations - TCO and EBITDA
-
TCO directly to Net income allocable to common shareholders.

Reconciliation of Net Income (Loss) to Beneficial Interest in
EBITDA,
page 34

2. We note that your reconciliation of net income (loss) to beneficial interest in EBITDA includes adjustments other than to add back interest, taxes, depreciation and amortization.  To the extent
that EBITDA is presented in the future, please revise to calculate in
accordance with the description of EBITDA set forth in FR-65 or do not characterize this non-GAAP measure as such. Refer to Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Consolidated Statement of Operations, page F-7

3. We note that you have recognized gains on sales of peripheral land and land-related rights and interest income as operating revenue. It does not appear that these income sources meet the definition of revenue as contemplated by paragraph 78 of CON 6. Please revise in future filings to include gains on land sales and interest income within non-operating income and expense below operating expenses. Refer to Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 11 - Notes Payable

Debt Covenants and Guarantees, page F-23

4. In future filings please disclose any pertinent restrictions on dividend payments. Refer to Rule 4-08(e) of Regulation S-X.

Note 17 - Commitments and Contingencies, page F-30

5. It does not appear that any liability has been recorded relating to the Cash Tender Agreement. Please advise us what consideration you gave to paragraph 11 of SFAS 150, or any other accounting literature relied upon, in determining the accounting treatment for this agreement.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.








      You may contact Kristi Beshears at (202) 551-3429 or me at
(202) 551-3486 if you have questions.



						Sincerely,



Daniel L. Gordon
Branch Chief

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Taubman Centers, Inc.
March 24, 2006
Page 1